SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 22)*

Endesa, S.A.
(Name of Issuer)

American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each
Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)

00029274F1
(CUSIP Number)

Acciona, S.A.
Avenida de Europa, 18
Empresarial La Moraleja, Alcobendas
Madrid, Spain 28108
Attention: Jorge Vega-Penichet
+34 91 663 2850

Copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Adam O. Emmerich
(212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 22 (“Amendment No. 22”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by Acciona, S.A. (“Acciona”) and Finanzas Dos, S.A. (“Finanzas” and together with Acciona, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on October 5, 2006, with respect to the ordinary shares, nominal value €1.20 each (a “Share”), and the American Depositary Shares (the “ADSs”), each representing the right to receive one Share of Endesa, S.A. (“Endesa” or the “Issuer”). Capitalized terms used and not defined in this Amendment No. 22 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 22 does not modify any of the information previously reported in the Schedule 13D. This Amendment No. 22 is being filed for the purpose of publicly disclosing certain developments in connection with the proposed joint tender offer by Acciona and Enel Energy Europe S.r.L. for the Shares, including Shares represented by ADSs.

     Item 4. Purpose of Transaction.

          Item 4 is hereby amended to add the following supplemental information:

          On June 11, 2007, Acciona and ENEL filed a joint Hecho Relevante, or current report, with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”), announcing that Clause 12 of the Cooperation Agreement, which relates to the regulations on the free transferability of Shares by Acciona and Enel Energy Europe S.r.L., has been deposited with the Madrid Mercantile Registry pursuant to Article 112 LMV, Act 24/1988. Clause six of the Cooperation Agreement, which relates to regulations on voting rights, has not yet been deposited with the Madrid Mercantile Registry. This summary of the Hecho Relevante is qualified in its entirety by reference to the copy of the Hecho Relevante, which is attached hereto as Exhibit 99.49 and incorporated herein by reference. All Otras Comunicaciones and Hechos Relevantes filed by Acciona with the CNMV are available on the internet at www.cnmv.es.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 is hereby amended to add the following supplemental information:

          Item 4 of this Amendment No. 22 is hereby incorporated herein by reference.

     Item 7. Material to be Filed as Exhibits.

          Item 7 is hereby amended and supplemented by adding the following thereto:

99.49	Hecho Relevante (No. 81128) filed on June 11, 2007 by Acciona S.A and ENEL S.p.A.
with the Spanish Comisión Nacional del Mercado de Valores – CNMV (Notification
regarding the deposit with the Madrid Mercantile Registry of the provisions regarding the restrictions on the free transferability of Shares provided for in Clause 12 of the
Cooperation Agreement)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2007

ACCIONA, S.A.

By: /s/ Jorge Vega-Penichet

Name:	Jorge Vega-Penichet
Title:	Company Secretary

FINANZAS DOS, S.A.

By: /s/ Vicente Santamaria de Paredes Castillo

Name:	Vicente Santamaria
de Paredes Castillo
Title:	Company Secretary

IMPORTANT INFORMATION

     This filing (including the exhibits to this filing) does not constitute an offer to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa, S.A. investors and security holders are urged to read the prospectus and U.S. tender offer statement from Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and/or Finanzas Dos, S.A. regarding the proposed tender offer for Endesa securities when they become available, because they will contain important information. The prospectus and certain complementary documentation for the tender offer has been filed in Spain with the Comisión Nacional del Mercado de Valores (the “CNMV”) and is pending of authorisation upon which the prospectus will become publicly available. Likewise, if a tender offer is extended in the United States, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from Enel S.p.A., Acciona, S.A., Endesa, S.A. and the four Spanish Stock Exchanges. The prospectus will also be available on the websites of the CNMV (www.cnmv.es). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and Finanzas Dos, S.A. with the SEC on the SEC’s web site at www.sec.gov. The availability of the tender offer to Endesa, S.A. shareholders who are not resident in and citizens of Spain or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.

     Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A., Finanzas Dos, S.A., their affiliates and their agents may purchase or arrange to purchase securities of Endesa, S.A. outside of any tender offer they may make for such securities, but only if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such purchase or arrangement to purchase, if required by such laws and regulations). In connection with any such purchase or arrangement to purchase, Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and Finanzas Dos, S.A. will disseminate information regarding any such purchase or arrangement to purchase by filing a current report (Hecho Relevante) with the CNMV, an English translation of which will be filed with the SEC and Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A., Finanzas Dos, S.A., their affiliates and their agents will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, granted by the SEC on March 2, 2007. In addition, Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A., Finanzas Dos, S.A., their affiliates and their agents may enter into agreements (including hedging transactions) with respect to securities of Endesa, S.A. if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such agreements, if required by such laws and regulations).

FORWARD-LOOKING STATEMENTS

     This filing may contain forward-looking statements. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of Acciona, S.A. or Endesa, S.A. resulting from and following the proposed transaction. These statements are based on the current expectations of Finanzas Dos, S.A. or Acciona, S.A.’s management, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Acciona, S.A. and Finanzas Dos, S.A. do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

INDEX OF EXHIBITS

10.1	English Translation of Bridge Credit Contract, dated September 26, 2006, between,
Finanzas Dos, S.A. as guaranteed party, Acciona, S.A as guarantor, Banco Santander
Central Hispano, S.A. as financing entity (1)

10.2	English Translation of Bridge Credit Commitment, dated September 26, 2006, from
Banco Santander Central Hispano, S.A. to Acciona, S.A (1)

10.3	English Translation of Commitment Letter, dated September 26, 2006, from Banco
Santander Central Hispano, S.A. to Acciona, S.A. and Finanzas Dos, S.A and related
Term Sheets (1)

10.4	International Swaps and Derivatives Association, Inc. Master Agreement, dated as of
September 25, 2006, between Banco Santander Central Hispano, S.A. and Finanzas Dos,
S.A. (with Confirmations dated September 25, 2006, September 27, 2006, October 3,
2006, October 4, 2006, October 5, 2006, October 6, 2006, October 9, 2006, October 10,
2006 and October 11, 2006) (1)

10.5	Confirmations with respect to the Total Return Swaps entered into on October 12, 13, 16,
17 and 19, 2006 (2)

10.6	English Translation of Amendment and Extension of Bridge Loan Agreement, dated
November 15, 2006, by and among Banco Santander Central Hispano, S.A. Acciona,
S.A. and Finanzas Dos, S.A. (5)

10.7	English Translation of Stock Purchase Order from Acciona, S.A. to Banco Santander
Central Hispano, S.A., dated September 25, 2006 (6)

10.8	English Translation of letter from Acciona, S.A. to Banco Santander Central Hispano,
S.A., dated September 25, 2006. (6)

10.9	English Translation of Syndicated Financing Agreement between Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.10	English Translation of Syndicated Financing Agreement between Acciona, S.A. and the
Lenders, dated December 21, 2006 (8)

10.11	English Translation of Shareholder Subordinated Loan Agreement between Acciona,
S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.12	English Translation of Coordination and Guarantees Agreement between Acciona, S.A.,
Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.13	English Translation of Shareholder Support Agreement between Acciona, S.A., Finanzas
Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.14	English Translation of CMOFs Agreement between Acciona, S.A. and the Lenders, dated
December 21, 2006 (10)

10.15	English Translation of CMOFs between Finanzas Dos, S.A. and the Lenders, dated
December 21, 2006 (10)

10.16	English Translation of Agreement by and between Acciona, S.A., Finanzas Dos, S.A.,
ENEL S.p.A. and Enel Energy Europe Società Responsabilità Limitata, dated March 26,

2007, regarding the parties’ ownership in development of a joint ownership project for
Endesa, S.A. (“Cooperation Agreement”) (15)

10.17	Agreement by and among ENEL S.p.A, Acciona, S.A. and E.ON AG, dated April 2,
2007 (the “Settlement Agreement”) (16)

10.18	English Translation of Amendment, dated April 2, 2007, to the Cooperation Agreement, dated March 26, 2007, regarding the development of a joint ownership project for
Endesa, by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel
Energy Europe S.r.L. (16)

99.1	Complaint filed on October 12, 2006 by E.ON AG and E.ON Zwölfte Verwaltungs
GmbH against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720) (1)

99.2	Hecho Relevante (No. 71725) filed on October 20, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Response to query from the
CNMV as to Acciona’s intent as an Endesa shareholder.) (English Translation) (2)

99.3	Resolutions of the Comisión Nacional de la Energia (CNE) regarding Acciona, S.A.’s and Finanzas Dos, S.A.’s ownership in Endesa securities, dated November 3, 2006 (3)

99.4	Amended Complaint filed on November 3, 2006, by E.ON AG, E.ON Zwölfte
Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil
Action No. 06 CV 8720) (3)

99.5	Hecho Relevante (No. 72281) filed on November 10, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 9.63% of the Shares.) (4)

99.6	Press release issued by Acciona, S.A., dated November 10, 2006 (4)

99.7	Hecho Relevante (No. 72898) filed on November 21, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 0.37% of the Shares) (5)

99.8	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge,
United States District Court, Southern District of New York, in E.ON AG and E.ON
Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No.
06 CV 8720), dated November 20, 2006 (5)

99.9	Hecho Relevante (No. 71032) filed on September 25, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification of the acquisition of a
10% interest in Endesa.) (English Translation) (6)

99.10	Anuncios a la CNMV (No. 71035) released on September 26, 2006 by the Spanish
Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in
relation to Acciona and Endesa.) (English Translation) (6)

99.11	Hecho Relevante (No. 71036) filed on September 26, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Press release relating to the acquisition of a 10% interest in Endesa.) (English Translation) (6)

99.12	Hecho Relevante (No. 71037) filed on September 26, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Powerpoint presentation relating to the acquisition of a 10% interest in Endesa.) (English original) (6)

99.13	Hecho Relevante (No. 71040) filed on September 26, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Copies of the materials included in Hechos Relevantes Nos. 71032, 71036 and 71037, and additional press release in response to certain media reports.) (The Powerpoint presentation filed as Hecho
Relevante No. 71036, which was originally prepared in English, is not refiled as part of this Exhibit, but is filed as Exhibit 99.12.) (English Translation) (6)

99.14	Hecho Relevante (No. 71074) filed on September 26, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Additional information relating to
Acciona’s investment in Endesa.) (English Translation) (6)

99.15	Anuncios a la CNMV (No. 71075) released on September 26, 2006 by the Spanish
Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in
relation to Acciona.) (English Translation) (6)

99.16	Hecho Relevante (No. 71151) filed on September 27, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total
Returns Swaps having reach 5.01%.) (English Translation) (6)

99.17	Hecho Relevante (No. 71504) filed on October 16, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification of the
commencement of a lawsuit by E.ON in the United States District Court for the Southern
District of New York.) (English Translation) (6)

99.18	Hecho Relevante (No. 71699) filed on October 20, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total
Returns Swaps having reached 9.63%.) (English Translation) (6)

99.19	Hecho Relevante (No. 71703) filed on October 20, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Including copies of (a) (in the original Spanish) of the Bridge Credit Contract filed as Exhibit 10.1, the Bridge Credit
Commitment filed as Exhibit 10.2, the Commitment Letter and related Term Sheets filed as Exhibit 10.3; (b) (in the original English) the International Swaps and Derivatives
Association, Inc. Master Agreement with Confirmations dated September 25 and 27,
2006 and October 3, 4, 5, 6, 9, 10 and 11, 2006 filed as Exhibit 10.4; (c) (in the original
English and Spanish translation) Amendment No. 1 to the Schedule 13D; and (d) (in
Spanish translation) the Complaint filed as Exhibit 99.1. (English Translation, without exhibits filed otherwise with this Schedule 13D) (6)

99.20	Hecho Relevante (No. 72034) filed on November 6, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification of CNE approval, including official notice of the CNE filed previously as Exhibit 99.3.) (English
Translation) (6)

99.21	Supplemental and Amended Complaint filed on November 17, 2006, by E.ON AG, E.ON
Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A.
(Civil Action No. 06 CV 8720) (6)

99.22	Hecho Relevante (No. 74537) filed on December 22, 2006 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notification related to the Long-
Term Financing and the Acciona Financing.) (7)

99.23	Hecho Relevante (Nos. 75419, 75427, 75428, 75434, 75436, 75438 and 75439) filed on
January 10, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de

Valores. (Notification related to purchase of additional Shares and attaching the original
Spanish language versions of the financing agreements, English translations of which have been filed as Exhibits 10.9 through 10.13 hereto and the CMOFs) (8)

99.24	Letter from the Spanish Comisión Nacional del Mercado de Valores to Acciona, dated
January 8, 2006, attaching a copy of the E.ON CNMV Complaint. (English Translation) (8)

99.25	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge,
United States District Court, Southern District of New York, in E.ON AG and E.ON
Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No.
06 CV 8720), dated January 9, 2007 (8)

99.26	Response to the request for information made by the CNMV in connection with the E.ON
CNMV Complaint submitted by Acciona, S.A. on January 12, 2007 to the CNMV (9)

99.27	Report for Public Disclosure (No. 22272) filed on January 12, 2007 by Acciona, S.A.
with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the
E.ON CNMV Complaint and attaching the original Spanish language version of
Acciona’s Response to the request for information made by the CNMV in connection with the E.ON CNMV Complaint, an English translation of which has been filed as
Exhibit 99.26 hereto) (9)

99.28	English Translation of Official Request submitted to the CNMV by Acciona, S.A., on
January 16, 2007, relating to E.ON. (10)

99.29	English Translation of Supplement to Official Request submitted to the CNMV by
Acciona, S.A., on January 19, 2007, relating to E.ON (10)

99.30	Acciona Presentation, “Endesa independent: an alternative with greater value,” dated
January 25, 2007 (11)

99.31	Report for Public Disclosure (Nos. 22570 and 22577) filed on January 25, 2007 by
Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores.
(Notification related to the Acciona presentation, “Endesa independent: an alternative with greater value,” which presentation is attached hereto as Exhibit 99.30) (11)

99.32	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge,
United States District Court, Southern District of New York, in E.ON AG and E.ON
Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No.
06 CV 8720), dated February 5, 2007 (12)

99.33	Report for Public Disclosure (No. 22651) filed on February 6, 2007 by Acciona, S.A.
with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the
February 5, 2007 Opinion and Order rendered by the Honorable Denise Cote, United
States District Judge, United States District Court, Southern District of New York, which
Opinion and Order is attached as Exhibit 99.32 hereto) (12)

99.34	Hecho Relevante (No. 78380) filed on March 23, 2007 by Acciona, S.A. with the Spanish
Comisión Nacional del Mercado de Valores. (Notification related to Acciona’s discussions with Enel Società per Azioni) (English translation) (13)

99.35	Press Release, dated March 26, 2007, issued by Acciona, S.A. and Enel Società per
Azioni regarding Cooperation Agreement (14)

99.36	Hecho Relevante (Nos. 78443, 78444) filed on March 26, 2007 by Acciona, S.A. with the
Spanish Comisión Nacional del Mercado de Valores. (Notice related to the Cooperation
Agreement attached as Exhibit 10.16 hereto) (English translation) (14)

99.36	Hecho Relevante (No. 78453) filed on March 26, 2007 by Acciona, S.A. with the Spanish
Comisión Nacional del Mercado de Valores. (Notice related to the Cooperation
Agreement attached as Exhibit 10.16 hereto) (English translation) (14)

99.37	Presentation by Acciona, S.A. regarding Endesa, dated March 26, 2007 and publicly released on March 27, 2007 (15)

99.38	CNMV Board Resolution in Respect of Endesa Takeover Bid, dated March 23, 2007
(English translation) (15)

99.39	CNMV Communication in Relation of the Agreement between Acciona and Enel over
Endesa, dated March 26, 2007 (English translation) (15)

99.40	Proposed Second Supplemental and Amended Complaint by E.ON AG and E.ON
Zwölfte Verwaltungs GmbH, dated April 2, 2007 (15)

99.41	Joint Press Release of Acciona, S.A. and ENEL S.p.A. announcing the Settlement
Agreement, dated April 2, 2007 (16)

99.42	Hecho Relevante (No. 78775) filed on April 2, 2007 by Acciona, S.A. with the Spanish
Comisión Nacional del Mercado de Valores (Notice related to the Settlement Agreement attached as Exhibit 10.17 hereto) (16)

99.43	Acciona Presentation, “Acciona, Enel & E.ON: Agreement Relating to Endesa, S.A.” (17)

99.44	Hecho Relevante (Nos. 78974, 78975) filed on April 11, 2007 by Acciona, S.A. and Enel
Energy Europe S.r.L. with the Spanish Comisión Nacional del Mercado de Valores
(Application for authorization of joint tender offer) (18)

99.45	Hecho Relevante (No. 78996) filed on April 11, 2007 by Acciona, S.A. and Enel Energy
Europe S.r.L. with the Spanish Comisión Nacional del Mercado de Valores (Including
the bank guarantees required under Spanish law for the joint tender offer) (18)

99.46	Joint press release of ENEL S.p.A. and Acciona, S.A. dated April 11, 2007, announcing the joint tender offer (18)

99.47	Press Release of Acciona, S.A. dated April 24, 2007, reasserting the legality of its actions in connection with the proposed tender offer for Endesa (19)

99.48	Otra Comunicación (No. 23390) filed on May 3, 2007 by Acciona S.A and ENEL S.p.A.
with the Spanish Comisión Nacional del Mercado de Valores – CNMV (Notification
regarding the request offer filed with the Comisión Nacional de la Energía for authorization to acquire the shares tendered from Endesa, S.A. resulting from the joint tender) (20)

99.49	Hecho Relevante (No. 81128) filed on June 11, 2007 by Acciona S.A and ENEL S.p.A.
with the Spanish Comisión Nacional del Mercado de Valores – CNMV (Notification
regarding the deposit by with the Madrid Mercantile Registry of the provisions regarding the restrictions on the free transferability of Shares provided for in Clause 12 of the
Cooperation Agreement)

_________________________

(1)	Filed with Amendment No. 1 to the Schedule 13D
(2)	Filed with Amendment No. 2 to the Schedule 13D
(3)	Filed with Amendment No. 3 to the Schedule 13D
(4)	Filed with Amendment No. 4 to the Schedule 13D
(5)	Filed with Amendment No. 5 to the Schedule 13D
(6)	Filed with Amendment No. 6 to the Schedule 13D
(7)	Filed with Amendment No. 7 to the Schedule 13D
(8)	Filed with Amendment No. 8 to the Schedule 13D
(9)	Filed with Amendment No. 9 to the Schedule 13D
(10)	Filed with Amendment No. 10 to the Schedule 13D
(11)	Filed with Amendment No. 11 to the Schedule 13D
(12)	Filed with Amendment No. 12 to the Schedule 13D
(13)	Filed with Amendment No. 13 to the Schedule 13D
(14)	Filed with Amendment No. 14 to the Schedule 13D
(15)	Filed with Amendment No. 15 to the Schedule 13D
(16)	Filed with Amendment No. 16 to the Schedule 13D
(17)	Filed with Amendment No. 17 to the Schedule 13D
(18)	Filed with Amendment No. 18 to the Schedule 13D
(19)	Filed with Amendment No. 19 to the Schedule 13D
(20)	Filed with Amendment No. 20 to the Schedule 13D